EXHIBIT 99.1

Yamana Gold Announces Strong Preliminary Second Quarter 2019 Operational Results and Updates 2019 Production Guidance

TORONTO, July 10, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) announces second quarter 2019 production of 257,556 gold equivalent ounces (“GEO”). Production exceeded plan and preliminary costs are within the previous guidance range for the quarter. The Company continues to anticipate a strong second half and remains on track to meet its full-year 2019 guidance. Consistent with previous guidance, the Company expects to report positive free cash flow in the second quarter. Free cash flow is expected to increase in the second half of the year, as operating results will be aided by recently announced reductions in general and administrative expenses and lower interest expense due to anticipated debt reduction. The Company will also have less investment in long-term stockpile following the disposition of the Chapada mine.

The Company reports gold and silver on a GEO basis and by individual metal. Both gold and silver production were above plan. GEO was also above plan despite a higher gold to silver ratio than presented in guidance, mostly the result of strong gold and silver production compared to plan.

SECOND QUARTER 2019 PRODUCTION RESULTS

Yamana Mines	Second Quarter 2019 Preliminary Production
GEO(1) Production (oz.)	257,556
Gold Production (oz.)	232,863
Silver Production (m oz.)	2,171,836
Copper Production (M lbs.)	31,230

1. GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 87.98:1 for the second quarter. The GEO ratio is calculated based on average market prices prevalent during the quarter.

SECOND QUARTER 2019 PRODUCTION BY MINE

Mine-by-Mine	Second Quarter 2019 Preliminary Production
Gold (oz.)
Chapada	29,019
El Peñón	34,646
Canadian Malartic (50%)	84,311
Jacobina	38,951
Cerro Moro	29,643
Minera Florida	16,293
Yamana Mines	232,863
Silver (oz.)
El Peñón	843,585
Cerro Moro	1,328,251
Yamana Mines	2,171,836
Copper (M lbs.)
Chapada	31,230

Jacobina recorded its eleventh straight quarter of production of well over 30,000 ounces of gold and second straight quarter of record production. The mine continues to emerge as a leading operation on production, costs, and safety. Canadian Malartic, Cerro Moro, and El Peñón all posted strong second-quarter results, underscoring the Company’s focus on operational excellence and efficiency. Production at Minera Florida was impacted by a period of reduced productivity during the quarter as the Company negotiated new collective bargaining agreements with several unions. Agreements have since been reached with all unions. At Chapada, gold production exceeded plan and copper production was in line with plan mostly as a result of accessing ores in the Corpo Sul pit at mineral reserve grade for copper although with higher gold grades.

SECOND QUARTER HIGHLIGHTS

  Announced the sale of Chapada on April 15, 2019. Consideration included an initial upfront cash payment of $800 million, a $100 million cash payment contingent on the development of a pyrite roaster at Chapada by Lundin, a two per cent net smelter return royalty on the Suruca gold project in the Chapada complex, and the right to receive up to $125 million in additional cash consideration based on the price of gold over the five-year period from the date of close.
  Increased three-year guidance for Jacobina and provided an update on the mine’s phased plan to increase production to up to 225,000 ounces per year by 2023.
  Implemented corporate overhead reductions and streamlined the Company’s organizational structure to reflect its current portfolio of assets. These reductions are expected to generate $15 million in annualized savings thereby reducing corporate overhead on a cash basis to $60 million per year.

SUBSEQUENT TO QUARTER END

  The Chapada sale was completed after which the Company used the $800 million in upfront cash proceeds to repay the amount outstanding under its revolving credit facility and launch tender offers to repay certain near and medium-term fixed term debt maturities.

UPDATED 2019 PRODUCTION GUIDANCE

As a result of the sale of Chapada, which closed July 5, 2019, the Company is adjusting its full-year 2019 guidance as follows:

	Previous 2019 Guidance	Revised 2019 Guidance
Total GEO Production (oz.)[1]	1,060,000	1,010,000
Gold Production (oz.)	940,000	899,000

1. GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 85.87:1 for the first half of 2019 and an assumed ratio of 93:1 for the second half of 2019, reflecting approximate gold and silver prices on July 10, 2019, for purposes of the revised 2019 guidance.

UPDATED 2019 PRODUCTION GUIDANCE BY MINE

Mine-by-Mine	Previous 2019 Guidance	Updated 2019 Guidance
Gold (oz.)
Chapada	100,000	52,000
El Peñón	150,000	150,000
Canadian Malartic (50%)	330,000	330,000
Jacobina	145,000	152,000	(1)
Cerro Moro	130,000	130,000
Minera Florida	85,000	85,000
Yamana Mines	940,000	899,000
Silver (oz.)
El Peñón	4,000,000	4,000,000
Cerro Moro	6,000,000	6,000,000
Yamana Mines	10,000,000	10,000,000
Copper (M lbs.)
Chapada	120	61

1. Jacobina 2019 production guidance previously increased. Please see press release titled ‘Yamana Gold Increases Gold Production Guidance and Updates Improved Strategic Life of Mine Plan and Phased Expansion for Its Jacobina Mine’ dated June 27, 2019.

UPCOMING EVENTS AND CATALYSTS

  The release of second quarter financial and operational results on July 25.
  Results of the Agua Rica pre-feasibility study.
  Delivery of updated mineral reserve and mineral resource estimates for Jacobina along with an exploration update for the operation during the third quarter of 2019.
  Delivery of a broader exploration update on various operations in the third quarter of 2019.
  Investor tour of the Jacobina mine from October 1-3.
  Results of Jacobina pre-feasibility study in the first quarter of 2020.
  Results of East Malartic and Odyssey pre-feasibility study in the first quarter of 2020.

SECOND QUARTER AND FULL YEAR 2019 FINANCIAL RESULTS RELEASE

The Company will release its complete second quarter 2019 operational and financial results after market close on Thursday, July 25, 2019, followed by a conference call and webcast on Friday, July 26, 2019, at 9:00 a.m. ET.

Second Quarter 2019 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	6784586#

The conference call replay will be available from 12:00 p.m. ET on July 26, 2019, until 11:59 p.m. ET on August 16, 2019.

About Yamana

Yamana is a Canadian-based gold, silver and copper producer with a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s future financial or operating performance, including free cash flow and production costs, results of feasibility studies, repayment of debt or updates regarding Mineral Reserves and Mineral Resources. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with production and exploration, development and expansion plans at the Company's projects being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

(All amounts expressed in United States dollars unless otherwise indicated.)